Exhibit 4.3

REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

The following is a description of the securities of MultiSensor AI Holdings, Inc. (“MSAI,” the “Company,” “we,” “us,” and “our”) and certain provisions of our Second Amended and Restated Certificate of Incorporation, as amended (the “Charter”), our Second Amended and Restated Bylaws (the “Bylaws”),  the Warrant Agreement, dated October 18, 2021, between us and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) and the General Corporation Law of the State of Delaware (the “DGCL”). This description is summarized from, and qualified in its entirety by reference to, our Charter, Bylaws, the Warrant Agreement and the applicable provisions of the DGCL. Certain terms used but not otherwise defined herein shall have the meanings ascribed to them in our Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”), of which this Exhibit 4.3 is a part.

Authorized Capital Stock

Our Charter authorizes the issuance of 310,000,000 shares of capital stock, consisting of (i) 300,000,000 authorized shares of Common Stock, par value $0.0001 per share (“Common Stock”), and (ii) 10,000,000 authorized shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”), of which 20,000 have been designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”). As of December 31, 2025, there were 80,304,531 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of Preferred Stock outstanding at the time, the holders of outstanding shares of our Common Stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine, and will share in any such dividends pro-rata in proportion to the number of shares of Common Stock held by each such holder.

Liquidation

Subject to preferences that may apply to shares of Preferred Stock outstanding at the time, in the event the Company is liquidated or dissolved, the holders of outstanding shares of our Common Stock will be entitled to receive the net assets of the Company legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company and after making provision for preferential and other amounts (if any) to which holders of shares of Preferred Stock outstanding at the time are entitled, and will share in any such distribution pro rata in proportion to the number of shares of Common Stock held by each such holder.

Voting Rights

The holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. The holders of our Common Stock do not have cumulative voting rights.

No Preemptive or Similar Rights

Shares of our Common Stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.

Anti-Takeover Effects of Delaware Law

The provisions of the DGCL, the Charter and the Bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of the Company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of the Company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire the Company because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the date that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, the board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

●	at or after the time the stockholder became interested, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
●	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;
●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of any class or series of the corporation beneficially owned by the interested shareholder; and
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Authorized but Unissued Shares

The authorized but unissued shares of our Common Stock and Preferred Stock are available for future issuance without stockholder approval, subject to any approvals required under the listing requirements of any stock exchange on which our Common Stock is listed or quoted. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Special Meetings of Stockholders; Stockholder Action

The Charter provides that, subject to the rights of the holders of any Preferred Stock, special meetings of the stockholders may be called only by (i) our board of directors, (ii) the chairperson of our board of directors, or (iii) our chief executive officer or president. The Charter and the Bylaws also prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, the Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting or special meeting of stockholders. Generally, in order for any matter to be “properly brought” before a meeting, the matter must be (i) specified in a notice of meeting given by or at the direction of our board of directors, (ii) otherwise properly brought before the meeting by our board of directors or the Chairman of board of directors, or (iii) otherwise properly brought before the meeting by any stockholder present in person (a) who was a stockholder of record entitled to vote at such annual meeting on the date on which notice of the meeting was given pursuant to the Bylaws and on the record date for the determination of stockholders entitled vote at such meeting and is entitled to vote at such meeting, and (b) who complies with the notice procedures set forth in the Bylaws, or properly makes such proposal in accordance with Rule 14a-8 under the Exchange Act and the rules and regulations thereunder and complies with requirements of such rules for inclusion of the proposal in the proxy statement for the annual meeting. Further, for business to be properly brought before an annual meeting by a stockholder, the stockholder must provide timely notice thereof in proper written form to our Secretary and the proposed business must be a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by our Secretary at our executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than close of business on the 120th day before the annual meeting or, if later, not later than the later of (x) the close of business on the 90th day before the meeting and (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made.

Stockholders at an annual meeting or special meeting may only consider proposals or nominations “properly brought” before such meeting by our board of directors or stockholders pursuant to the requirements described above. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the outstanding voting securities until the next stockholder meeting.

Stockholder Action by Written Consent

The Charter prohibits stockholder action by written consent.

Amendment of Charter and Bylaws

The Charter further provides that the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of our voting stock entitled to vote thereon, voting as a single class, is required to amend certain provisions of the Charter, including, among other things, provisions relating to our board’s ability to create and issue Preferred Stock, the size of our board of directors, the election and removal of directors, actions by stockholders, limitation of liability of directors, indemnification of directors and officers, and forum for stockholder actions and proceedings. The affirmative vote of holders of at least 66 and 2∕3% of the voting power of all of the then outstanding shares of our voting stock entitled to vote generally in an election of directors, voting as a single class, is required for stockholders to adopt, amend or repeal the Bylaws, although Bylaws may be adopted, amended or repealed by our board of directors.

Undesignated Preferred Stock

Pursuant to the Charter, the total authorized shares of Preferred Stock of the Company is 10,000,000 shares. Our board of directors is authorized to issue shares of Preferred Stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, designations, preferences, qualifications, limitations and restrictions of any series of Preferred Stock , including dividend rights, dividend rates, conversion rights, exchange rights, redemption privileges and prices, liquidation and dissolution preferences, and distribution rights. Our board of directors also has discretion to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of Preferred Stock. However, under the Charter, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon is required to increase or decrease (but not below the number of shares of Preferred Stock then outstanding) the number of authorized shares of Preferred Stock.

The purpose of authorizing our board of directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. While the issuance of Preferred Stock provides flexibility in connection with possible acquisitions, future financings and other corporate purposes, it could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock.

Forum Selection

The Charter provides that, unless we consent in writing to the selection of an alternative forum, the Delaware Chancery Court (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (i) any derivative action brought on behalf of the Company, (ii) any claim of breach of a fiduciary duty owed by any of our directors or officers to us or to our stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL, the Charter or the Bylaws or (iv) any claim against us governed by the internal affairs doctrine. The Charter designates the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act. The Charter provides that the foregoing forum selection provisions will not apply to any claim as to which the Delaware Chancery Court or the federal courts, as applicable, determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), or for which such court does not have subject matter jurisdiction. Notwithstanding the foregoing, the foregoing forum selection provisions shall not apply to any suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Limitations on Liability and Indemnification of Officers of Directors

The Charter and the Bylaws provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the applicable law, subject to certain limited exceptions. We have entered into, or will enter into, indemnification agreements with each of our directors and officers. In some cases, the provisions of those indemnification agreements may be broader than the specific indemnification provisions contained under the applicable law. In addition, as permitted by applicable law, the Charter includes provisions that eliminate the personal liability of directors and officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer, as applicable. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director or officer for breach of fiduciary duties as a director or officer, as applicable.

Public Warrants

Each whole Public Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment. However, no Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the issuance of the Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to such Common Stock. The Public Warrants will expire on December 19, 2028 at 5:00 p.m., New York City time or upon earlier redemption.

We may call the Public Warrants for redemption, in whole and not in part, at a price of $0.01 per Public Warrant :

●	at any time while the Public Warrants are exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the Public Warrants become exercisable and ending on the third trading business day prior to the notice of redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the Common Stock underlying such Public Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the Public Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Public Warrant will have no further rights except to receive the redemption price for such holder’s Public Warrant upon surrender of such Public Warrant.

The redemption criteria for our Public Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Public Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Public Warrants.

If we call the Public Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Public Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the fair market value by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. For example, if a holder held 150 Public Warrants to purchase 150 shares and the fair market value on the trading date prior to exercise was $15.00, that holder would receive 35 shares without the payment of any additional cash consideration. Whether we will exercise our option to require all holders to exercise their Public Warrants on a “cashless basis” will depend on a variety of factors including the price of our Common Stock at the time the Public Warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The Public Warrants were issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding Public Warrants (including the Private Placement Warrants) in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of Common Stock issuable on exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Public Warrants will not be adjusted for issuances of Common Stock at a price below their respective exercise prices.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Public Warrants and receive shares of Common Stock. After the issuance of Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Except as described above, no Public Warrants will be exercisable and we will not be obligated to issue Common Stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the shares of Common Stock issuable upon exercise of the Public Warrants is current and the shares of Common Stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Public Warrants. Under the terms of the Warrant Agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the Common Stock issuable upon exercise of the Public Warrants until the expiration of the Public Warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the Common Stock issuable upon exercise of the Public Warrants, holders will be unable to exercise their Public Warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the Common Stock issuable upon the exercise of the Public Warrants is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Public Warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the Public Warrants may have no value, the market for the Public Warrants may be limited and the Public Warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their Public Warrants such that an electing warrant holder would not be able to exercise their Public Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the Common Stock outstanding.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to the warrant holder, and the fractional interest will be canceled.

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Private Placement Warrants

Except as described in this section, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. With respect to the Private Placement Warrants held by the underwriters in the Company’s Initial Public Offering (“IPO”), for so long as such warrants are held by the underwriters, such warrants will not be exercisable more than five years from the commencement of sales in the IPO in accordance with FINRA Rule 5110(g)(8)(C).

Transfer Agent and Registrar and Warrant Agent

The transfer agent and registrar for our Common Stock and the warrant agent for our Public Warrants and Private Placement Warrants is Continental Stock Transfer & Trust Company.

Trading Symbols and Market

Our Common Stock and SPAC Warrants are listed for trading on The Nasdaq Capital Market under the symbols “MSAI” and “MSAIW”.